UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For April 21, 2026

Commission File Number: 001-41975

ENERGYS GROUP LIMITED

(Translation of registrant’s name into English)

Franklyn House, Daux Road

Billingshurst, West Sussex

RH149SJ

United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Regaining Compliance with the Market Value of Listed Securities Requirement to Continue Listing on Nasdaq

Energys Group Limited (Nasdaq: ENGS) received a letter on April 21, 2026 (the “Compliance Letter”) from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”) informing the Company that the staff had determined that for the last 10 consecutive business days, from April 7, 2026 to April 20, 2026, the Company’s market value of listed securities has been $35,000,000 or greater. The Compliance Letter further stated that the Company has regained compliance with Nasdaq Listing Rule 5550(b)(2), and that this matter is now closed.

“We are pleased that the Company has regained compliance with the market value of listed securities requirement because we recognize the value to our shareholders of the Nasdaq listing and intend to continue to meet that requirement,” stated Mr. Kevin Cox, the Chief Executive Officer and an executive director of Energys.

The Company believes that it is currently in compliance with all Nasdaq continued listing requirements.

The Compliance Letter attached to this report as Exhibit 99.1 shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section.

Exhibit No.	Description
99.1	Letter Dated April 21, 2026 from the Listing Qualifications Department of The Nasdaq Stock Market LLC

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: April 30, 2026	ENERGYS GROUP LIMITED

	By:	/s/ Kevin Cox
	Name:	Kevin Cox
	Title:	Chief Executive Officer and Director